Exhibit 12.1

Harman International Industries, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	For the three months ended March 31,	For the twelve months ended June 30,
	2009	2008	2007	2006	2005	2004
(Loss) Earnings:
(Loss) Earnings from continuing operations before taxes	$(94,783)	$124,484	382,205	376,187	335,337	227,520
Fixed Charges	11,158	34,711	24,366	39,239	34,839	42,518

Total (loss) earnings available for fixed charges	(83,625)	159,195	406,571	415,426	370,176	270,038

Fixed Charges:
Interest expense, including amortization of debt costs	$7,618	17,878	9,599	25,239	18,139	20,718
Interest factor on rent (approximately 1/3 of rent expense)	3,540	16,833	14,767	14,000	16,700	21,800

Total fixed charges	$11,158	34,711	24,366	39,239	34,839	42,518

Ratio of earnings to fixed charges	(A )	4.59	16.69	10.59	10.63	6.35

(A)	Due to our loss for the three months ended March 31, 2009, the ratio coverage was less than 1:1. We must generate additional earnings of $94,783 to achieve a ratio of 1:1.